October 20, 2006

VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Song P. Brandon, Esq.

Re:	Emergent BioSolutions Inc. Registration Statement on Form S-1 File Number 333-136622
Ladies and Gentlemen:
On behalf of Emergent BioSolutions Inc. (the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”).
Amendment No. 3 is being filed in response to comments contained in the letter dated October 11, 2006 from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Fuad El-Hibri, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 3.
On behalf of the Company, we advise you as follows:
Form S-1/#1
Our Business, page 1
1.	We note your response to comment 10. Please tell us if the IND filed by Microscience and that which is currently held by Emergent Product Development UK is for an IND filed with the FDA in the United States or with a similar agency in a foreign country.

Response:	The Company advises the Staff that the investigational new drug application (“IND”) for the Company’s typhoid vaccine candidate was filed by Microscience Limited (“Microscience”) with the U.S. Food and Drug Administration (“FDA”). The IND number is BB-IND 10176.

Securities and Exchange Commission
October 20, 2006

Our Strategy, page 3
2.	We note your response to comment 12 and reissue the comment. The discussion of the risks and obstacles you will face in implementing your strategy should be as prominent as the discussion of your strategy. Please revise the discussion of the risks you face to include a similar level of detail for each of the risks you identify.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 4 of Amendment No. 3 such that the discussion regarding the risks facing the Company is consistent in both format and level of detail to the discussion regarding the Company’s strategy.
      “We will not be able to commercialize our product candidates if our preclinical development efforts are not successful, ...,” page 20
3.	We note your statement in your response to comment 27 that you have had discussions with the FDA relating to the design of your Phase I clinical trial. Did the FDA indicate that it would not require a Phase II clinical trial?

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 21 of Amendment No. 3 to clarify that the FDA has not approved the Company’s plan to proceed directly to a donor stimulation program without conducting a Phase II clinical trial.
Use of Proceeds, page 45
4.	We note your response to comment 50 and your revised disclosure. However, our comment sought for you to provide disclosure on how much you anticipate spending for each product candidate and where in the development process you expect to be after the expenditure of these proceeds. Therefore, our comment is reissued in part. Please revise this section accordingly. Please also provide the approximate timing of these expenditures.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 47 of Amendment No. 3.
License Agreements, page 111
5.	We note your response to comment 63. We note your revised disclosure that you have paid $1.0 million minimum contractual commitments for each of the two developmental agreements you entered with HPA. Please disclose any amounts you have paid HPA to date with respect to the license agreements you have with them. You also indicate that with respect to the license agreement with HPA that if you fail to file an IND within a certain time period under either of your license agreement with HPA that you are

Securities and Exchange Commission
October 20, 2006

obligated to pay HPA an annual fee until an IND has been filed. Please disclose the annual fee amount, if such amount is material.

Response:	The Company advises the Staff that it has not paid the U.K. Health Protection Agency (“HPA”) any amounts to date under the license agreements referenced in the Registration Statement. The Company further advises the Staff that the amount of the annual fee that the Company is required to pay HPA if the Company fails to file an IND within the specified time period is not material to the Company’s business. The Company has requested confidential treatment of the amount of the annual fee. The Company directs the Staff to Section 2.6 of the unredacted copy of each license agreement, which the Company has previously provided to the Staff, for the amount of the annual fee. As disclosed in the Registration Statement, under the license agreements, the Company also is required to pay HPA royalties on future sales.
Typhoid Vaccine, page 96
Hepatitis B therapeutic vaccine, page 98
Group B streptococcus, page 100
Chlamydia vaccine, page 102
Meningitis B vaccine, page 94
6.	We note your response to comment 69. To the extent that the data from your clinical trials was analyzed for immunogenicity, the results of these analyses should be disclosed with the related p values and statements that they are merely indications of efficacy and not sufficient to enable a product to proceed to Phase II clinical development.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 92, 93, 99, 101, 102 and 104 of Amendment No. 3.
Management’s discussion and analysis of financial condition
Critical accounting policies and estimates
Revenue recognition, page 56
7.	We have reviewed your response to comment number 54. Please disclose within your document similar information regarding the FDA review process as you have presented within your response. In addition, please disclose the number of instances, if any, that the FDA has denied sale of BioThrax and the effect on the financial statements of such denial. Lastly, please describe to us, and disclose, the point at which you capitalize cost as inventory. Given that you are unable to sell BioThrax until you have received FDA approval, please tell us how these costs meet the definition of an asset as described in paragraph 26 of CON 6. Specifically, address your ability to estimate the likelihood of obtaining FDA approval in determining whether there is a future economic benefit.

Securities and Exchange Commission
October 20, 2006

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 57 of Amendment No. 3 to include additional information regarding the FDA review process. In addition, the Company advises the Staff that, as disclosed on page 58 of Amendment No. 3, it capitalizes the costs associated with the manufacture of BioThrax as inventory from the initiation of the manufacturing process through the completion of manufacturing, labeling and packaging. Manufacturing costs capitalized as inventory consist primarily of material, labor and manufacturing overhead expenses and include the services and products of third party suppliers within the period of production.

In determining if the costs incurred to manufacture BioThrax should be capitalized as an asset, the Company considered the guidance detailed in paragraph 26 of Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements (“CON 6”). This guidance provides for three essential elements that must be present in order for an item to qualify as an asset. The Company’s analysis of each element is as follows:
•	The first element is that an asset “embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows.” The Company has a history of successfully manufacturing and selling BioThrax to several customers. Cash from BioThrax product sales supports the Company’s operational, developmental and administrative activities.

•	The second element is that “[a] particular entity can obtain the benefit and control others’ access to it.” The Company is the sole holder of an FDA license to manufacture BioThrax. Consequently, the Company can control access to the product through production decisions and market supply.

•	The third element is that “[t]he transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.” The Company has maintained its FDA license and patents to prevent access to the availability of BioThrax. The Company acquired rights to BioThrax and related vaccine manufacturing facilities in Lansing, Michigan in 1998 from the Michigan Biologics Product Institute. The FDA approved a supplement to the Company’s manufacturing facility license in December 2001.
The Company believes that all three elements established in paragraph 26 of CON 6 are met. Furthermore, the Company has a strong historical FDA product approval rate. During the period covered by the financial

Securities and Exchange Commission
October 20, 2006

statements included in the Registration Statement, the FDA has not denied the sale of any BioThrax lots that the Company has submitted for approval. As a result, the Company does not inadvertently capitalize unrealizable costs as inventory. Accordingly, the Company submits that it appropriately capitalizes costs related to the production of BioThrax.
Stock-based compensation, page 58
8.	Refer to your response to previous comment 54. We continue to believe that you have used an “independent valuation specialist” as an expert to help determine the fair value of your equity securities. Please name the independent valuation specialists and provide written consents, as appropriate, or provide to us a more robust and detailed analysis of Rule 436, including consideration of footnote 60 of the AICPA Practice Aid, which supports management’s current determination that the independent valuation specialist is not an expert.

Response:	Based on a discussion with the Staff, the Company has removed all references in the Registration Statement to the independent valuation specialists to further clarify that the Company’s board of directors was solely responsible for the determination of the fair value of the common stock for accounting purposes. Accordingly, the Company is not required to obtain the consent of any independent valuation specialist to be named as an expert.
Financial operations overview
Revenues, page 60
9.	We note your added disclosures regarding your expectation of successful delivery of the required 1 million doses of BioThrax to the DoD during the three month period ended September 30, 2006. Please update your disclosures to indicate whether you were successful in delivering these doses. If you were unable to deliver the doses as required, please disclose the implications of non-performance, including any effect on the financial statements that will be reflected in the September 30, 2006 financial statements.

Response:	The Company advises the Staff that it has revised the disclosure in Amendment No. 3 to provide information regarding the number of doses delivered to the U.S. Department of Defense (“DoD”) through September 30, 2006 and to describe the amended terms of the Company’s current contract with the DoD.
10.	Given the wide disparity in the price per dose charge under the HHS and DoD contracts, please revise your disclosure to discuss significant changes in price separate from your current discussion of volume.

Securities and Exchange Commission
October 20, 2006

Response:	The Company advises the Staff that there is not a meaningful difference in price per dose under the Company’s contracts with the U.S. Department of Health and Human Services (“HHS”) and the DoD, as the price per dose varies less than $1 per dose, or less than 3%, under these contracts. The Company also has revised the disclosure on page 62 of Amendment No. 3 to state the total minimum doses required to be delivered under the DoD contract.
Contractual Obligations, page 73
11.	We have reviewed your response to comment number 58. Please disclose within the footnote to the table, the material royalties and milestones related to current development programs that the Company estimated are not probable to occur and the basis for management’s decision.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 74 of Amendment No. 3 to clarify that the contractual obligations table does not include contingent contractual milestone payments. The Company advises the Staff that it is not able to reliably estimate the amount of contingent milestone payments that are likely to become payable only upon the achievement of specified research, development and commercialization milestones. In addition, as disclosed, there are no contractually obligated minimum royalties payable.
Selling Shareholders, page 157
12.	We note your response to comment 74 and your response that Microscience Investment “may” be an affiliate of a broker-dealer. Please determine if Microscience Investment is an affiliate of a broker-dealer and if they are considered an affiliate of a broker-dealer, please revise your disclosure to include the following representations:
•	The selling security holder purchased in the ordinary course of business; and
•	At the time of the purchase, the selling security holder had no agreements or understanding to distribute the securities.
If you are unable to make these statements in the prospectus, please revise the prospectus to state the seller shareholder is an underwriter.

Response:	The Company advises the Staff that at such time as the Company files a subsequent amendment to the Registration Statement naming the selling stockholders, including, if applicable, Microscience Investments Limited, the Company will include disclosure to the effect that: “We issued these shares to Microscience Investments as consideration for our acquisition

Securities and Exchange Commission
October 20, 2006

from Microscience Investments of all the outstanding shares of capital stock of Microscience Limited in June 2005. Microscience Investments represented to us in connection with the issuance of these shares that it was acquiring the shares for its own account, for investment purposes and not with a view to the sale or distribution of the shares.”
Nature of the business and organization, page F-7
13.	We have reviewed your response to comment number 78. Please note that Article 11- 01 (d) of Regulation S-X states that a “presumption exists that a separate entity, a subsidiary, or a division is a business.” Additionally, in appears based upon your response that Microscience possessed physical facilities, employee base, operating rights, and production techniques. Accordingly, please provide additional information as to why financial statements for Microscience have not been provided in accordance with Rule 3- 05 of Regulation S-X. Please note that the determination of a business under EITF 98-3 and SFAS 141 is irrelevant to this analysis.

Response:	In determining if separate stand-alone financial statements for Microscience should be presented in the Registration Statement, the Company evaluated the guidance in Rule 11-01(d) of Regulation S-X. Rule 11-01(d) of Regulation S-X states that “the term ‘business’ should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.”

The facts and circumstances at the time of the acquisition were as follows:
•	Microscience had very limited cash on hand to fund its operations and had failed in all efforts to raise additional capital, including a failed attempt at an initial public offering.

•	The executive management team had experienced significant attrition, and key positions such as the Chief Scientific Officer and Chief Financial Officer were vacant.

•	Microscience was not generating any revenues, and the Microscience business plan did not show any significant revenue generating capability for the foreseeable future.

•	Microscience’s product candidates were either in preclinical or Phase I clinical development. Product candidates at these stages of development require significant additional investment of time and effort prior to submission to a regulatory authority for the

Securities and Exchange Commission
October 20, 2006

evaluation of potential marketing approval. The Microscience development plan did not show marketability of any product candidates for the foreseeable future. Some of these product candidate programs were slowed down or placed on hold due to the inability of the entity to finance continuing work.

Subsequent to the acquisition, the Company installed a new management team and performed extensive evaluations of existing Microscience programs, resulting in the reallocation of resources among these programs. Some programs that had been dormant or slowed down were restarted and accelerated. As an example, after the acquisition, the Company quickly advanced the meningitis B program and entered into a contract with Sanofi Pasteur providing for an upfront license fee and the opportunity for significant future revenue. The Microscience transaction was primarily an acquisition of technology and development programs, as evidenced by the accounting for the transaction, in which 94% of the total consideration paid was taken as a purchased in-process research and development charge in accordance with FASB No. 2.

Section (1) of Rule 11-01(d) requires the evaluation of whether the nature of the revenue-producing activity will remain generally the same as before the transaction. The Company has concluded that, as described in the preceding paragraph, because Microscience did not have any revenue-producing activity at or prior to the time of acquisition, the nature of the revenue-producing activity at Microscience changed significantly after the acquisition.

The Company also evaluated the attributes in Section (2) of Rule 11-01(d) as follows:
(i)	Physical facilities — Microscience had no clinical or production facilities. The entity had a small leased physical facility of approximately 16,000 square feet that was comprised of standard, uncustomized office and laboratory space. The Company maintained the facility after the acquisition.

(ii)	Employee base — Microscience had an at will work force of approximately 50 employees with skill sets similar to most development stage companies and readily available in the market place.

(iii)	Market distribution system — Microscience had no market distribution system.

Securities and Exchange Commission
October 20, 2006

(iv)	Sales force — Microscience had no sales force.

(v)	Customer base — Microscience had no customer base.

(vi)	Operating rights — Microscience had certain intellectual property rights relating to its product candidates under development.

(vii)	Production techniques — Microscience had no production techniques, as none of its product candidates had progressed beyond Phase I clinical development.

(viii)	Trade Names — Although Microscience possessed trade names, their utility was extremely limited because Microscience did not have the business capability to develop product candidates beyond Phase I clinical development.

In summary, there was limited continuity of operations subsequent to the acquisition and there was no revenue producing activity prior to the acquisition. The attributes listed in Rule 11-01(d)(2) are either not applicable or are of such an immaterial nature as to render them inapplicable. The Company believes that disclosure of prior financial information for Microscience is not meaningful to an investor’s understanding of future operations, due to the significant operational changes implemented subsequent to the acquisition. Accordingly, in reliance on Rule 11-01(d) of Regulation S-X, the Company concluded that Microscience did not meet the definition of a business based on the facts and circumstances that existed at the time of the acquisition, and therefore determined that stand-alone financial statements for Microscience are not required to be presented in the Registration Statement under Rule 3-05 of Regulation S-X.
Exhibits
14.	We note that a number of your agreements will be filed by amendment, including the form of underwriting agreement. Please file as promptly as possible all exhibits as we will need to review them prior to granting effectiveness of the registration statement. In that regard, to the extent you are able to provide us with a supplemental copy of the underwriting agreement, this may expedite our review of your filing.

Response:	The Company acknowledges the Staff’s comment, has filed additional exhibits with Amendment No. 3 and, prior to requesting effectiveness of the Registration Statement, will file all remaining exhibits as soon as final forms of the exhibits are available.
* * * *

Securities and Exchange Commission
October 20, 2006

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or facsimile at (212) 230-8888 or David E. Redlick of WilmerHale by telephone at (617) 526-6434 or facsimile at (617) 526-5000. Thank you for your assistance.
Very truly yours,
/s/ Brian A. Johnson
Brian A. Johnson

cc:	Fuad El-Hibri
Daniel J. Abdun-Nabi, Esq.
David E. Redlick, Esq.
James A. Lebovitz, Esq.
Brian D. Short, Esq.